19
3/11

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

12010524

SECU... SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 48561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veber Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 NW 11th St
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gayle L. Veber — 503-229-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frederick K. Erickson, CPA
(Name – *if individual, state last, first, middle name*)

P.O. Box 395	Troutdale	Oregon	97060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CLS
3/19

OATH OR AFFIRMATION

I, Gayle L. Veber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veber Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DORIS E STUBBS
NOTARY PUBLIC - OREGON
COMMISSION NO. 431198
MY COMMISSION EXPIRES AUGUST 4, 2012

Gayle L. Veber
Signature

Managing Member
Title

Doris E. Stubbs
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT

To the Members
Veber Partners, L.L.C.

I have audited the accompanying statements of financial condition of Veber Partners, L.L.C. (an Oregon Limited Liability Company) as of December 31, 2011 and 2010 and the related statements of operations, changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, L.L.C. as of December 31, 2011 and 2010 and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 21, 2012

Frederick K. Erickson

VEBER PARTNERS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 and 2010

A S S E T S

	2011	2010
CURRENT ASSETS:		
Cash	$ 97,503	$ 28,412
Accounts receivable	133,018	193,706
Note receivable	27,000	-
Other receivable	461	-
Prepaid expenses	9,873	1,458
Total current assets	267,855	223,576
FURNITURE AND EQUIPMENT	70,581	69,744
Less-Accumulated depreciation	(59,055)	(54,872)
Net furniture and equipment	11,526	14,872
NON-MARKETABLE SECURITIES (Note 5)	99	99
Total assets	$279,480	$238,547

LIABILITIES AND MEMBERS' EQUITY

	2011	2010
CURRENT LIABILITIES:		
Accounts payable	$ 14,529	$ 19,034
Accrued liabilities-		
Accrued compensated absences	-	1,120
Total current liabilities	14,529	20,154
COMMITMENTS (Note 4)		
MEMBERS' EQUITY	264,951	218,393
Total liabilities and equity	$279,480	$238,547

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

	2011	2010
REVENUES:		
Financial consulting and retainer fees	$ 281,775	$ 397,177
Success fees	1,015,264	1,117,428
Total revenue	1,297,039	1,514,605
OPERATING EXPENSES:		
Employee compensation and benefits	412,468	413,677
Payroll taxes	26,221	20,299
Member compensation and benefits	1,185	914
Advertising and promotion	5,192	2,402
Business information services	947	929
Professional and consulting fees	45,545	64,530
Rent	93,600	93,600
General and administrative expense	118,733	91,334
Depreciation	4,183	3,801
Bad debt expense	19,789	-
Total operating expenses	727,863	691,486
Net income	$ 569,176	$ 823,119

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

BALANCE, December 31,2009	$362,727
Cash distributions to members	(967,453)
Net income for 2010	823,119
BALANCE, December 31, 2010	218,393
Cash distributions to members	(522,618)
Net income for 2011	569,176
BALANCE, December 31, 2011	$264,951

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

	2011	2010
CASH PROVIDED (USED):		
Operations-		
Net income	$569,176	$823,119
Expenses in net income not using cash-		
Depreciation expense	4,183	3,801
Changes in assets and liabilities affecting operations-		
(Increase) decrease in receivables	33,227	(184,650)
(Increase) decrease in prepaids	(8,415)	7,976
Increase (decrease) in payables	(4,505)	15,327
Increase (decrease) in accruals	(1,120)	855
Cash provided by operations	592,546	666,428
Investing-		
Purchase of equipment	(837)	(10,589)
Cash used by investing	(837)	(10,589)
Financing-		
Distributions to members	(522,618)	(967,453)
Cash used by financing	(522,618)	(967,453)
Increase (decrease) in cash	69,091	(311,614)
CASH, Beginning of year	28,412	340,026
CASH, End of year	$ 97,503	$ 28,412

The accompanying notes are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, L.L.C. (the Company) was formed in November 1994 as a successor to the financial consulting business of Nova Northwest, Inc. The Company provides private investment banking services to middle market companies principally in the Pacific Northwest.

The Company is organized as a manager managed, limited liability company under the laws of the State of Oregon. The Company has two members, Gayle and Carol Veber, who share equally in income, loss, and capital of the Company. Gayle Veber is the managing member. The Company will terminate on December 31, 2024 unless the members choose to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and was admitted to the regulatory organization presently known as the Financial Industry Regulatory Authority (FINRA). As a registered broker-dealer the Company is required to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not generate revenue from securities brokerage and does not maintain customer accounts. Accordingly, under Rule 15c3-3(k)2(ii) the Company is exempt from the disclosures required by Rule 15c3-3 relating to possession or control of customer securities because they do not take possession of such securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising expense was $5,192 and $2,402 in 2011 and 2010, respectively.

Revenue Recognition and Accounts Receivable

The Company has three principal sources of revenues: financial consulting fees, retainers, and success fees. Typically, all fees are negotiated between the Company and its clients. The Company records revenue when it is earned and in accordance with the terms of its contracts with its clients. Accounts receivable represent billings to clients which remain unpaid at the balance sheet date. Management evaluates trade accounts on a regular basis and when an account is considered uncollectible, it is written off. There was a $19,789 account receivable written off in 2011. There were no accounts receivables written off in 2010. At December 31, 2011 and 2010, receivables 90 days or more outstanding were $15,750 and $21,246. In management's opinion, a reserve for doubtful accounts is not required.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

Asset Class	Lives
Computers	5 years
Office equipment and furniture	5-7 years
Software	3-5 years
Leasehold improvements	7-15 years

Depreciation expense was $4,183 and $3,801 in 2011 and 2010, respectively.

Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax in 2011 or 2010. The Company paid $0 and $129 in interest in 2011 and 2010, respectively.

Uncertain Tax Positions

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2011 and 2010 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits for any open tax years. The Company believes it is no longer subject to income tax examinations for years prior to 2008.

Subsequent Events

For purposes of evaluating the effect of subsequent events on these financial statements, known events occurring through February 21, 2012, the date of the date the statements were available to be issued have been considered.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2011, the four largest clients accounted for 86% of revenue and the largest client accounted for 37% of total revenue. In 2010, the three largest clients accounted for 97% of revenue and the largest client accounted for 76% of revenue. Given the nature of the Company's business, revenues in 2012 are likely to be generated by different customers than those who generated revenues in the past.

3. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2011 and 2010 the Company did not make any contributions to the plan.

4. COMMITMENTS:

The Company leases its offices under a long-term lease which extends thru 2012. The building is owned by Pearl Properties, LLC, an entity owned by Mr. and Mrs. Veber. The building lease provides that the Company pays for all utilities, taxes, insurance and maintenance. The rent was $7,800 per month in 2011 and 2010. Total rent expense paid to Pearl Properties was $93,600 in 2011 and 2010. The Company leases certain office equipment under an operating lease extending through 2013. The equipment lease is with a third party.

The lease calls for payments as follows:

Year Ending	Related Party	Equipment
2012	$ 93,600	$ 3,088
2013	-	2,572
Thereafter	-	-

5. NON-MARKETABLE SECURITIES:

Closely held investments include warrants to purchase common stock in Instructional Technologies, Inc., and Routeware Inc. These investments are carried at cost of $2. During 2005, the Company exercised its option to purchase 9,722 shares of Immunix, Inc., A3 preferred stock. The cost to the Company was $97.

6. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010 , the Company had net capital of $82,974 and $8,257 and its ratio of aggregate indebtedness to net capital was .175 to 1 and 2.44 to 1.

7. CREDIT RISK:

In the normal course of business the Company may provide service or advance expenses which are subsequently billed to their clients. Typically, the Company does not have access to collateral for these billings. The Company's credit history is excellent and no reserve for uncollectable receivables is considered necessary.

The Company maintains checking and money market accounts in a commercial bank. Cash in these accounts may at times exceed the FDIC insured limit of $250,000.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Veber Partners, L.L.C.

I have audited the financial statements of Veber Partners, L.L.C. as of and for the year ended December 31, 2011 and have issued my report thereon dated February 21, 2012 which contained an unqualified opinion on those financial statements. My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 21, 2012

Frederick K. Erickson

SCHEDULE I

VEBER PARTNERS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

NET CAPITAL:	
Total members' equity at December 31, 2011	$264,951
Deductions of non-allowable assets -	
Client receivables	(160,479)
Furniture and equipment, net of accumulated depreciation	(11,526)
Prepaid expenses	(9,873)
Other deductions	(99)
Total deductions	(181,977)
Net capital	82,974
Minimum net capital required	5,000
Excess of minimum required net capital over net capital on hand	$ 77,974
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition -	
Accounts payable	14,529
Other accrued liabilities	-
Total aggregate indebtedness	$ 14,529
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.175 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION: (Included in Part IIA Form X-17A-5 as of December 31, 2011)	
Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$ 89,586
Audit adjustment to accrue local taxes	(6,612)
Net capital per above	$ 82,974

The accompanying notes are an integral part of this schedule.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Members
Veber Partners, L.L.C.

In planning and performing my audit of the financial statements of Veber Partners, L.L.C. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2012

Frederick K. Erickson

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Veber Partners, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Veber Partners, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Veber Partners, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Veber Partners, L.L.C.'s management is responsible for the Veber Partners, L.L.C. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. I compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by examining canceled checks paid to and endorsed by Securities Investor Protection Corporation (SPIC) for the period from January 1, 2011 to December 31, 2011 noting no differences.

2. I compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. I searched for adjustments to report in Form SIPC-7 and found no adjustments to report.

4. I proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 by recalculating the results noted in SIPC-7 for the year ended December 31, 2011, noting no differences.

5. I noted there were no overpayments to apply on General Assessment Reconciliation Form SIPC-7 for the period ended December 31, 2011.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2012

Frederick K. Erickson

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12-31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048561 FINRA DEC

VEBER PARTNERS, LLC 21*21
605 NW 11TH AVE
PORTLAND, OR 97209-3235

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Gayle L. Veber 503-229-4400

2. A. General Assessment (item 2e from page 2) $3,225
   B. Less payment made with SIPC-6 filed (exclude interest) (625)
   06-30-2011
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 2,600
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $2,600
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $2,600
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VEBER PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 7 day of FEBRUARY , 20 12 .

MANAGING MEMBER - GAYLE L. VEBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2011
and ending 12/31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,290,039

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,290,039

2e. General Assessment @ .0025 $ 3,225

(to page 1, line 2.A.)

VEBER PARTNERS, L.L.C.
======================

ANNUAL REPORT

AS OF DECEMBER 31, 2011

VEBER PARTNERS L.L.C.

INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2011